EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 15 April 2021

13 April 2021	Director/PDMR Shareholding
8 April 2021	Director/PDMR Shareholding
6 April 2021	Director/PDMR Shareholding
1 April 2021	Total Voting Rights

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

31 March 2021	Publication of Circular and Notice of GM
25 March 2021	Chair Succession
18 March 2021	Proposed WPD acquisition and portfolio repositioning